Exhibit 99.2

PMA Graphene Technology Group Inc. and subsidiaries

Unaudited Pro Forma Condensed Combined Financial Information

Introduction

As previously disclosed in its Current Report on Form 6-K furnished with the Securities and Exchange Commission (“SEC”) on September 2, 2026, PMA Graphene Technology Group Inc. (“PMA” or “the Company”) (formerly known as Ming Shing Group Holdings Limited) completed an acquisition, as discussed below.

Acquisition of Meals Through Seasons Limited (“MTS Acquisition”)

On September 2, 2026, the Company completed the acquisition of the entire issued share capital of Meals Through Seasons Limited (“MTS”), pursuant to a stock purchase agreement (the “SPA”) with Hongs Smart Limited and Yapjianhuei Smart Limited (collectively the “Sellers”).

The MTS holds the entire issued share capital of Meals Though Seasons HK Limited (“MTHK”), a private company limited by shares incorporated in Hong Kong. MTHK is mainly engaged in organic agricultural product supply chains, agricultural base operations, agricultural product sorting and processing, cold chain logistics, channel sales and related businesses.

The aggregate consideration of US$510,000,000 is payable in full in securities of the Company, and no cash is payable by the Company. It comprises (i) 150,000,000 Class A ordinary shares of the Company, par value US$0.0005 per share (the “Class A Ordinary Shares”), to be issued at closing at an agreed reference price of US$1.00 per share, representing an aggregate value of US$150,000,000 (the “Consideration Shares”), and (ii) unsecured convertible promissory notes in the aggregate original principal amount of US$360,000,000 (the “Notes”), to be issued at closing pursuant to a note purchase agreement to be entered into at closing (the “NPA”). The consideration (including both the Consideration Shares and the Notes) is allocated between the Sellers in proportion to their respective interests in MTS, being 70% for Hongs Smart Limited and 30% for Yapjianhuei Smart Limited.

On September 2, 2026, the transaction closed. In connection with the closing, the NPA was entered into as of September 2, 2026, the entire issued share capital of MTS was transferred to the Company and the Company issued (i) 105,000,000 and 45,000,000 Class A Ordinary Shares to Hongs Smart Limited and Yapjianhuei Smart Limited, respectively; and (ii) unsecured convertible promissory notes pursuant to the NPA in the original principal amount of US$252,000,000 (with each “Annual Performance Tranche” in the amount of US$84,000,000) and US$108,000,000 to Hongs Smart Limited and Yapjianhuei Smart Limited (with each “Annual Performance Tranche” in the amount of US$36,000,000), respectively. See below for discussion of “Annual Performance Tranches.”

The Notes bear no ordinary interest and no interest payments are due. The Notes have no fixed maturity date and remain outstanding unless and until converted in full, redeemed pursuant to an express provision of the Notes, repurchased by the Company and cancelled, or otherwise cancelled by written agreement of the parties. The Notes are not subject to any scheduled amortization, sinking fund, or mandatory redemption by reason only of the passage of time, and the Company has no obligation to repay the principal on any fixed date. The Company may not redeem, repurchase, or otherwise retire the Notes without the prior written consent of the holder, except as required by applicable law or regulation. The Notes constitute senior direct, unsecured, unsubordinated obligations of the Company and rank pari passu with all present and future unsecured and unsubordinated obligations of the Company, except as obligations may be preferred by laws of general application.

The aggregate principal amount of the Notes is divided into three equal annual performance tranches of US$120,000,000 each (each, an “Annual Performance Tranche”), corresponding to three successive financial years (each, a “Performance Year”) covered by a financial forecast (the “Financial Forecast”) provided by the Holding Company and MTS and attached as an exhibit to the NPA.

Each Annual Performance Tranche becomes eligible for conversion only if the actual consolidated net profit after tax (“NPAT”) of the Holding Company for the corresponding Performance Year equals or exceeds 50% of the forecast NPAT set forth in the Financial Forecast for that Performance Year (the “Minimum Forecast Threshold”). The Company, in its sole discretion, determines whether the Minimum Forecast Threshold has been satisfied based on audited financial statements or other financial information reasonably satisfactory to the Company. Upon such determination, the Company delivers a Conversion Eligibility Notice, and the relevant Annual Performance Tranche becomes eligible for conversion on the date of such notice.

If the Company does not determine that the applicable Minimum Forecast Threshold has been satisfied, the relevant Annual Performance Tranche remains outstanding but is not convertible. Satisfaction of the Minimum Forecast Threshold for any subsequent Performance Year does not render convertible any Annual Performance Tranche relating to a prior Performance Year that failed to satisfy the applicable threshold.

Each Annual Performance Tranche is assessed separately and solely by reference to the corresponding Performance Year, and the Minimum Forecast Threshold is tested solely by reference to NPAT.

Subject to satisfaction of the applicable Minimum Forecast Threshold and the limitations described below, the Notes are convertible into Class A Ordinary Shares at a fixed conversion price of $1.00 per share. The conversion price is subject to customary anti-dilution adjustments for stock dividends, stock splits, reverse stock splits, and reclassifications.

No conversion may occur if, immediately after giving effect to such conversion, the holder together with its affiliates would hold voting rights exceeding 24% of the total voting rights of the Company’s outstanding capital shares on a fully diluted basis (the “Voting Rights Limitation”). If any requested conversion would result in the issuance of shares that would cause the holder and its affiliates to exceed this limitation, such conversion is automatically reduced to the maximum principal amount that may be converted without breaching the Voting Rights Limitation, and the excess principal remains outstanding and convertible in accordance with the terms of the Notes.

The foregoing discussion of the terms of the NPA and the Notes is qualified in its entirety by reference to the form of the NPA and the form of the Notes, which are attached as Exhibits 10.1 and 10.2, respectively, to the Current Report on Form 6-K furnished with the SEC on September 2, 2026.

The acquisition of MTS was deemed significant under Rule 3-05 and the following separate financial statements for PMA are included elsewhere in this Report:

●	Audited consolidated financial statements of Meals Through Seasons Limited and its subsidiary as of and for the period from incorporation (December 4, 2025) to September 2, 2026

The audited consolidated financial statements of Meals Through Seasons Limited and its subsidiary as of and for the period from incorporation (December 4, 2025) to September 2, 2026 have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

Unaudited Pro Forma Condensed Combined Financial Information

The accompanying unaudited pro forma condensed combined financial information is based on the historical financial statements and accounting records of the Company after giving effect to the SPA through the related pro forma adjustments. Further details about the SPA, along with key assumptions and estimates underlying the unaudited pro forma adjustments are described in the Notes to Unaudited Pro Forma Condensed Combined Financial Information (the “Pro Forma Notes”). The unaudited pro forma condensed combined financial information was based on, and should be read in conjunction with, the following historical consolidated financial statements and the related footnotes to such financial statements:

●	Historical Audited consolidated financial statements of PMA Graphene Technology Group Inc. (formerly known as Ming Shing Group Holdings Limited) and its subsidiaries as of, and for the years ended March 31, 2026, 2025 and 2024, as included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on August 17, 2026;

●	Historical Audited consolidated financial statements of Meals Through Seasons Limited and its subsidiary as of and for the period from incorporation (December 4, 2025) to September 2, 2026, included elsewhere in this Report;

The accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2026, combined the historical audited consolidated balance sheets of the Company as of March 31, 2026 and the historical audited consolidated balance sheets of MTS as of September 2, 2026, giving effect to the SPA, as if the transaction had occurred on March 31, 2026. MTS was incorporated in the British Virgin Islands on December 4, 2025 and started its operation after March 31, 2026. As a result, no financial information of MTS is available for the year ended March 31, 2026. The Company has not presented an unaudited pro forma condensed combined statement of operations for the year ended March 31, 2026, as management believes the transaction would have had no impact on the Company’s results of operations for that period.

The accompanying pro forma adjustments are based on preliminary estimates that have been made solely for the purpose of providing unaudited pro forma condensed combined financial information prepared in accordance with the rules and regulations of the SEC. The unaudited pro forma condensed combined financial information does not purport to represent the actual results of operations that the Company and MTS would have achieved had the companies been combined during the periods presented herein.

The Company has prepared the following unaudited pro forma condensed combined financial information pursuant to the requirements of Article 11 of Regulation S-X, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. The unaudited pro forma condensed combined financial information is presented to illustrate the transaction accounting adjustments related to the SPA. The unaudited pro forma condensed combined financial information is not intended to project the future results of operations that the combined company may achieve after the SPA and does not reflect any adjustments for post-closing integration costs, or any potential cost savings or revenue enhancement synergies that may be realized as a result of the SPA.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	As of March 31, 2026	As of September 2, 2026	As of March 31, 2026
	PMA	MTS	Transaction Accounting		Pro Forma
	Historical	Historical	Adjustments		Combined
	USD	USD	USD		USD
Assets
Current assets
Cash and cash equivalents	1,647,804	-	-		1,647,804
Accounts receivable, net	834,583	-	-		834,583
Contract assets	1,691,118	-	-		1,691,118
Deposits, prepayments and other assets	61,685	-	-		61,685
Amounts due from related parties	-	50,000	-		50,000
Total current assets	4,235,190	50,000	-		4,285,190

Non-current assets
Property and equipment, net	1,055,223	-	-		1,055,223
Intangible assets	-	-	369,902,581	(A)	369,902,581
Goodwill	-	-	51,429,897	(B)	51,429,897
Finance lease right-of-use assets, net	84,200	-	-		84,200
Operating lease right-of-use assets, net	40,880	-	-		40,880
Life insurance policy, cash surrender value	173,563	-	-		173,563
Deferred tax assets	276,696	-	-		276,696
Deposits, prepayments and other assets	8,957	-	-		8,957
Total non-current assets	1,639,519	-	421,332,478		422,971,997

Total assets	5,874,709	50,000	421,332,478		427,257,187

Current liabilities
Accounts payable	1,048,408	-	-		1,048,408
Bank and other borrowings	2,415,763	-	-		2,415,763
Finance lease liabilities, current portion	48,345	-	-		48,345
Operating lease liabilities, current portion	34,892	-	-		34,892
Accrued expenses and other current liabilities	373,845	35,325	-		409,170
Amounts due to related parties	1,230,990	-	-		1,230,990
Income tax payable	835,184	-	-		835,184
Total current liabilities	5,987,427	35,325	-		6,022,752

Non-current liabilities
Bank and other borrowings	4,661,060	-	-		4,661,060
Conversion option liability on convertible notes payable	-	-	229,347,153	(C)	229,347,153
Operating lease liabilities, net of current portion	5,988	-	-		5,988
Total non-current liabilities	4,667,048	-	229,347,153		234,014,201

Total liabilities	10,654,475	35,325	229,347,153		240,036,953

Shareholders’ (deficit) equity
Ordinary shares, 100,000,000 shares authorized; USD0.0005 par value, 12,975,000 shares issued and outstanding, as of March 31, 2026	6,488	50,000	25,000	(D)	81,488
Additional paid in capital	6,819,954	-	191,925,000		198,744,954
Accumulated deficit	(11,606,208)	(35,325)	35,325	(E)	(11,606,208)
Total shareholders’ (deficit) equity	(4,779,766)	14,675	191,985,325		187,220,234

Total liabilities and shareholders’(deficit) equity	5,874,709	50,000	421,332,478		427,257,187

See accompanying notes to the unaudited pro forma condensed combined financial information.

Note 1 — Basis of Presentation

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The Company accounted for the MTS Acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that the purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill.

The Company’s preliminary estimates of the fair values of the net assets acquired are based on information available as of the respective acquisition date of the MTS Acquisition. The Company is continuing to evaluate the underlying inputs and assumptions used in determining these fair values. Accordingly, the preliminary estimates are subject to change during the measurement period, which extends up to one year from each acquisition date. Adjustments to the preliminary fair values of assets acquired or liabilities assumed during the measurement period may result in corresponding adjustments to goodwill. Specifically, a decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed would result in an increase in the amount of goodwill recognized.

Acquisition-related transaction costs incurred by the Company were expensed as incurred in the periods in which the related services were received.

Note 2 — Preliminary purchase price allocation

Under the acquisition method of accounting, MTS’s identifiable assets acquired and liabilities assumed by the Company have been recorded at the acquisition date fair values and added to those of the Company. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and are prepared to illustrate the estimated effect of the MTS Acquisition. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in material changes to the estimates of fair value set forth below.

The following preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma condensed combined balance sheet.

USD
Consideration (1)
Consideration shares	192,000,000
Conversion option liability on convertible notes payable	229,347,153
421,347,153

Identifiable assets acquired and liabilities assumed:
Intangible assets (2)	369,902,581
Goodwill	51,429,897
Amounts due from related parties	50,000
Accrued expenses	(35,325)
Total identifiable assets acquired and liabilities assumed	421,347,153

(1)	The consideration for the MTS Acquisition was USD421,347,153. The consideration comprises (i) 150,000,000 Class A ordinary shares of the Company, par value USD0.0005 per share (the “Class A Ordinary Shares”), to be issued at closing at an agreed reference price of USD1.00 per share, representing an aggregate value of USD192,000,000 (the “Consideration Shares”), and (ii) unsecured convertible promissory notes in the aggregate original principal amount of USD360,000,000 (the “Notes”), to be issued at closing pursuant to a note purchase agreement to be entered into at closing (the “NPA”). The consideration (including both the Consideration Shares and the Notes) is allocated between the Sellers in proportion to their respective interests in the Target Company, being 70% for Hongs Smart Limited and 30% for Yapjianhuei Smart Limited.

(2)	Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consists of the following:

	Preliminary Fair Value	Estimated Useful Life
	USD
Preliminary fair value of intangible assets acquired:
Developed Technology	369,902,581	10 years

Note 3 — Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2026

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2026 are as follows:

(A)	Reflects the preliminary purchase accounting adjustment for estimated intangibles based on the acquisition method of accounting. Refer to Note 2 above for additional information on the acquired intangible assets expected to be recognized.

(B)	Preliminary goodwill adjustment of USD51,429,897 which represents the excess of the estimated purchase price over the preliminary fair value of the underlying assets acquired and liabilities assumed.

(C)	Reflects the conversion option liability on convertible promissory notes of USD229,347,153 issued by the Company as the consideration of the MTS Acquisition based on the preliminary purchase price allocation prepared by an independent professional valuer.

(D)

Reflects the 150,000,000 Class A ordinary shares issued by the Company as the consideration of the MTS Acquisition of USD192,000,000, calculated as the number of Class A ordinary shares issued multiplied by the closing price of the Company’s ordinary shares on September 2, 2026 of USD1.28, and the adjustment to eliminate MTS’s ordinary shares.

(E)	Represents adjustment to eliminate MTS’s historical deficit of USD35,325.